

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Chengfang Lu
Acting Chief Financial Officer
LIZHI Inc.
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The People's Republic of China

>   **Re: LIZHI Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 28, 2023**
>   **File No. 001-39177**

Dear Chengfang Lu:

We have reviewed your July 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.   We note your disclosure that "[you] are a 'controlled company' as defined under the rules of the Nasdaq since [y]our founders, Mr. Jinnan (Marco) Lai and Mr. Ning Ding, beneficially own more than 50% of [y]our total voting power" and that "[m]ost of the nominee shareholders of the VIEs are also beneficial owners of the Company." Please explain whether and to what extent the shareholders of the VIEs can exert control of the Company's management and operation of the VIEs through these shareholders' voting power over the Company, as well as how this affects your analysis regarding whether the VIEs are "controlled primarily" by the Company under Rule 3a-1(a)(4)(i) of the Investment Company Act of 1940 (the "Act").

2. We note your response to prior comment 7 provided the value of the Company's assets as of June 19, 2023, and that these values appear significantly different from those provided in your financial statements included in your 20-F for the fiscal year ended December 31, 2022 and those included in your Form 6-K for the quarter ended March 31, 2023. Please provide an explanation of these differences. In addition, please explain whether you believe you previously met the definition of an investment company under section 3 of the Act or have relied on an exception from that definition, including, for example, those at provided as section 3(b)(1) or Rule 3a-2 under the Act.

3. We note your response to prior comment 7 regarding the VIE contractual arrangements. Please explain in greater detail how each contractual arrangement provides the company with the ability to "direct the activities of the VIEs" and specifically identify the day-to-day activities of the VIEs that are directed. In responding to this comment, please identify the persons conducting the day-to-day management of the VIEs and explain the roles in which they do so and how the company directs those activities.

   You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Li He